Exhibit (e)(1)
The Board of Directors
Cascal N.V.
Biwater House
Station Approach
Dorking
Surrey, RH4 1TZ
United Kingdom
9 November 2009
Dear Sirs
Project Atlantis II
We refer to Biwater plc’s letter to Cascal N.V dated l5 October, 2009 and the Non-Compete, Confidentiality and Director Non-Removal Agreement (the Agreement) dated 3 January 2008, between Cascal B.V. (now Cascal N.V.) (Cascal) and Biwater plc (Biwater). Capitalised terms not defined in this letter have the meaning given to them in the Agreement. Clause 2 of the Agreement provides that Biwater will keep confidential any Confidential Information supplied to it by Cascal and will not disclose such Confidential Information without the prior written consent of Cascal.
Biwater has engaged with certain interested parties listed in Schedule I (the Potential Purchasers) for the sale by it of up to 58.5 per cent of the share capital of Cascal (the Transaction). In connection with the Transaction, Cascal has agreed in principle to make available and to authorise Biwater to make available, to Potential Purchasers certain Confidential Information relating to Cascal and its subsidiary undertakings through an electronic data room, in connection with Cascal management presentations, and in any other manner expressly authorized in writing by Cascal (the Cascal Confidential Information), subject to Cascal’s rights to limit the availability of the Cascal Confidential Information if Cascal deems that to be in the corporate interest of Cascal.
By signing and returning a copy of this letter agreement to Biwater, Cascal hereby consents, for the purposes of the Agreement, to Biwater providing Cascal Confidential Information to Potential Purchasers. In consideration for Such consent:
(a)	Biwater shall only provide the Cascal Confidential Information to those Potential Purchasers who have entered into confidentiality agreements set Out in Schedule 2 to this letter agreement, subject to such amendments as Cascal (or by its advisers on behalf of Cascal) may agree in writing (including email) (such agreement not to be unreasonably delayed) (each such confidential agreement entered into with a Potential Purchaser being a Transaction NDA);

(b)	where a Transaction NDA provides for a consent, approval or authorisation from Biwater as to any act or omission of a Potential Purchaser other than as set out in the paragraph entitled “Standstill Obligation” of the relevant Transaction NDA, Biwater shall not, subject to paragraph (e) below, provide any such consent, approval or authorisation, where to do so would result in the disclosure or treatment of any Cascal Confidential Information by a Potential Purchaser on terms other than as set out in the
www.biwater.com
Biwater Plc
Biwater House, Station Approach, Dorking, Surrey RH4 1TZ England
tel +44 (0)1306 740740 fax +44 (0)1306 885233
Registered in England No. 929686 Registered Office Biwater House, Station Approach, Dorking, Surrey

relevant Transaction NDA, without Cascal’s prior written consent, which may be withheld on the same basis and to the same extent as Biwater is permitted to withhold its consent under the relevant Transaction NDA;

(c)	Biwater shall, as soon as practicable:
(i)	notify Cascal of a Potential Purchaser’s response to any request made pursuant to paragraph (d)(i) below or otherwise made by Biwater in relation to any Cascal Confidential Information under a Transaction NDA or any notice from a Potential Purchaser that any Cascal Confidential Information has been disclosed to or obtained by a third party (other than as permitted by the relevant Transaction NDA); and

(ii)	to the extent practicable and legally permissible, consult with Cascal as to the proposed form, timing, nature and purpose of any announcement to be made by a Proposed Purchaser on terms permitted by a Transaction NDA and requiring Biwater consultation or consent;
(d)	Biwater shall, at the written request of Cascal and where the relevant Transaction NDA confers on Biwater the express right so to do:
(i)	require that a Potential Purchaser identify the location(s) at which any Cascal Confidential Information provided to it is kept; and

(ii)	require that a Potential Purchaser comply with its obligations in the relevant Transaction NDA to return, destroy or expunge any Cascal Confidential Information, provided that Biwater shall not be obliged to comply with such a request from Cascal received on or prior to 31 March 2010 if, at that time, negotiations between Biwater and the relevant Potential Purchaser in connection with the Transaction are ongoing;
(e)	Biwater shall not, without Cascal’s prior written consent, consent to or approve a Potential Purchaser taking any action which would otherwise be restricted by the obligations set out in the paragraph entitled “Standstill Obligation” of the relevant Transaction NDA, provided that Cascal’s prior written consent shall not be required:
(i)	for the consummation of the Transaction; or

(ii)	in connection with a Potential Purchaser acquiring or offering to acquire, or causing another person to acquire or to offer to acquire, any interest in any shares of Cascal pursuant to an offer or tender for all of the share capital of Cascal not already held by it either:
(A)	following its acquisition of those Cascal shares sold by Biwater to that Potential Purchaser in the Proposed Transaction; or

(B)	which includes those Cascal shares sold by Biwater to that Potential Purchaser in the Proposed Transaction, in each case where (i) such acquisition or offer is made on the same terms (including as to price and form of consideration) for all Cascal shares (including those being acquired from Biwater in the Transaction) (an Equivalent Offer) and (ii) no agreement (whether contingent, conditional or otherwise), arrangement or understanding exists as to the acquisition by that Potential

Purchaser of any Cascal shares held by Biwater and not sold by it into or in connection with the Equivalent Offer;
(f)	Biwater shall not, without Cascal’s prior written consent, consent to a Potential Purchaser soliciting for employment or employing any person who is employed by a member of the Cascal Group, where such solicitation or employment would otherwise not be permitted by the relevant Transaction NDA;

(g)	Biwater shall not agree to vary or terminate a Transaction NDA without Cascal’s prior written consent;

(h)	Biwater shall reimburse the reasonable fees and expenses incurred by Cascal which relate predominantly to the Transaction as the Transaction evolves (the Cascal Costs), including, without limitation, the reasonable fees and expenses of legal counsel and of any financial advisor of Cascal and any incremental sums paid to the Special Committee (as defined in paragraph m below) , provided that:
(i)	Biwater shall reimburse Cascal promptly following receipt of a valid invoice from Cascal detailing such Cascal Costs (subject to the omission of details for reason of protecting the attorney-client privilege);

(ii)	the Cascal Costs shall not include any costs and expenses incurred by Cascal, or by any of its directors or management:
(A)	after receipt (including by way of a letter of intent) by or on behalf of Cascal of a bona fide offer to be effected by way of an Equivalent Offer (a General Offer Event); and

(B)	predominantly in the pursuit by Cascal of any transaction alternative to the Transaction or any offering of Cascal Shares; and
(iii)	Biwater’s obligation to reimburse Cascal in respect of Cascal Costs shall be limited to US$ 475,000 in aggregate; and
(i)	Biwater shall, on receipt of a written request to that effect from Cascal, use all reasonable endeavours to pursue a valid claim by Cascal against a Potential Purchaser for material breach of a Transaction NDA (an Cascal Action) provided that:
(i)	Biwater shall only be obliged to pursue or continue to pursue an Cascal Action if and to the extent it would be reasonable so to do, having regard to such factors as a board of directors of a publicly listed company would, acting reasonably, properly have regard to, including, but not limited to, the likely expenses such an Cascal Action would involve, the likelihood of success and, where damages would be an adequate remedy for the damages suffered, whether the quantum of damages which could be recoverable would merit the action proposed;

(ii)	Cascal shall reimburse Biwater, out of any amounts recovered from a Potential Purchaser in respect of an Cascal Action, for any reasonable costs incurred by Biwater in pursuing an Cascal Action and Biwater shall be entitled to deduct any such costs from any sum received by it on behalf of Cascal and representing any amounts recovered from a Potential Purchaser in respect of such Cascal Action;

(iii)	Biwater shall not be obliged to pursue an Cascal Action unless Cascal has provided Biwater with advice from its legal advisers to the effect that the Cascal Action is likely, on a balance of probabilities, to be successful;

(iv)	Cascal shall and shall procure that each relevant member of the Cascal Group makes available to Biwater such persons and all such information as Biwater may require in order to pursue the Cascal Action;

(v)	Biwater shall not be obliged to pursue (or reimburse Cascal for costs incurred in respect of) any Cascal Action against a Potential Purchaser after the earlier of:
(A)	Cascal having entered into a direct agreement with that Potential Purchaser in relation to Cascal Confidential Information; and

(B)	closing of an offer or tender made by that Potential Purchaser for all of the share capital of Cascal not already held by it; and
(vi)	Biwater will keep Cascal informed regarding developments with respect to each Cascal Action, and will not settle any such Cascal Action without Cascal’s written consent.
In the event of a dispute between Cascal and Biwater as to whether an Cascal Action is a valid claim, either party may serve written notice (a Determination Notice) on the other that it wishes to refer such Cascal Action to expert determination by a Queen’s Counsel of not less than ten (10) years’ standing (the Expert), which Queen’s Counsel shall act as an expert and not as an arbitrator. If a Determination Notice is served:
(A)	the Expert to be appointed shall be agreed in writing by Cascal and Biwater or, in default of agreement within five business days of the date of the Determination Notice, shall be nominated, on the application of either party, by the President for the time being of the Bar Council of England and Wales;

(B)	the Expert shall be jointly instructed by or on behalf of Cascal and Biwater to determine within 20 business days of his nomination whether or not, in his opinion, the relevant Cascal Action is likely on a balance of probabilities to be adjudged to be successful by a court of competent jurisdiction; and

(C)	each of Biwater and Cascal shall provide the Expert with all relevant information about such Cascal Action in its possession or that of any of its affiliates together with any other information in its possession or that of any of its affiliates which the Expert may reasonably request for the purpose of making his determination; and

(D)	If the Expert Counsel determines that:
(AA)	the Cascal Action is likely to be successful on a balance of probabilities, the Expert’s fees shall be borne by Biwater; or

(BB)	the Cascal Action is not likely to be successful on a balance of probabilities’ the Expert’s fees shall be borne by Cascal.

Nothing in this clause (i) or in any Transaction NDA shall limit the right of Cascal to pursue a claim, either on its own behalf or on behalf of any member of the Cascal Group, under a Transaction NDA at its own expense as a third party beneficiary thereunder, without first obtaining the consent of Biwater as may be ostensibly provided for under the relevant Transaction NDA, or to monitor an Cascal Action pursued by Biwater at the expense of Cascal or another member of the Cascal Group;

(j)	neither this letter nor any of the Transaction NDAs amends the Agreement, and all provisions of the Agreement are hereby ratified and confirmed and nothing in this letter agreement or Biwater’s entry into a Transaction NDA shall, subject to paragraph (k) below, affect its obligations under the Agreement, which obligations, for the avoidance of doubt, apply to Biwater’s conduct, and the conduct of the Offeror, the Offeror Group, and the Authorised Recipients under each Transaction NDA on the basis that the parties to this letter agree Potential Purchasers are Biwater Representatives under the Agreement, provided that Biwater shall not be responsible for the actions of a Potential Purchaser after the earlier of (i) Cascal having entered into a direct agreement with that Potential Purchaser in relation to Cascal Confidential Information; and (ii) closing of an offer or tender made by that Potential Purchaser for all of the share capital of Cascal not already held by it;

(k)	having regard to paragraph (i) above, Cascal agrees that an act in compliance with the terms of a Transaction NDA shall not constitute a breach of the Agreement;

(l)	in the event that the Transaction does not proceed, Biwater shall not initiate a transaction substantially the same as the Transaction at any time prior to 31 December 2010;

(m)	Biwater (as Cascal’s majority shareholder) shall reach agreement (in accordance with the listing rules of the NYSE, U.S federal laws and Dutch law) with Cascal and the members of Cascal’s Special Committee of its Board of Directors constituted for the purposes of Project Atlantis II (the “Special Committee”) as to the quantum and methodology for ensuring that members of the Special Committee are adequately compensated for the incremental work arising out of Project Atlantis II;

(n)	for the avoidance of doubt, Biwater shall ensure that any agreement implementing a Transaction shall be expressly without prejudice to the rights of Cascal under the related Transaction NDA accrued prior to the execution of such agreement, including, without limitation, the ongoing obligation to maintain the confidentiality of the Cascal Confidential Information; and

(n)	Biwater shall reimburse Cascal and settle all outstanding sums (to the extent unpaid by Biwater as at the date of this letter) due to Cascal’s professional advisors in accordance with the Side Letter dated 23 September 2008 on or before 30 November 2009, to include without limitation:

Supplier (invoice number)	Full Amount (inc VAT)
Herbert Smith (11147737)		£19,857.50
Herbert Smith (11148727)		£48,099.26
Stibbe (102444)	USD$	1,112.53
Stibbe (102538)	USD$	7,935.97
Stibbe (102541)	USD$	24,968.71
Stibbe (102731)	USD$	9,912.61
Intralinks (102543)	USD$	2,000
All Squires Sanders & Dempsey LLP invoices issued to Biwater in respect of Project Atlantis (less agreed discounts)
This letter agreement shall be governed by English law and any non-contractual obligations arising out of or in connection with this letter agreement, including any non-contractual obligations arising out of the transactions contemplated by this letter agreement, shall be governed by English law.
Please sign and return the enclosed duplicate of this letter agreement by way of Cascal’s agreement to the above terms.

Yours faithfully

By: Philip Wainright
for and on behalf of Biwater plc

Agreed and Accepted
By
Jonathon Lamb
for and on behalf of Cascal N.V.

Dated 9/11/09.

SCHEDULE 2
TRANSACTION NDAs